Exhibit 99.1

Suicidal Ideation and Behavior in Patients With Treatment-Resistant Depression Treated With GH001

Sanjay J. Mathew1,*, Bernhard T. Baune2,3,4, Narcís Cardoner5, Wiesław J. Cubała6, Kelly Doolin7, Rosa Maria Dueñas Herrero8, David Gregory7, Luboš Janů9, John R. Kelly10,11, Rachael MacIssac7, Shane J. McInerney12, Alexander Nawka13, Tomáš Páleníček14, Víctor Pérez Sola15,16,17,18, Andreas Reif19,20, Claire Sweeney7, Madhukar H. Trivedi21, Velichka Valcheva7, Eduard Vieta22, Michael E. Thase23,24

*Presenting author: Sanjay J. Mathew, Department of Psychiatry and Behavioral Sciences, Texas A&M College of Medicine, Bryan, TX, USA

1Department of Psychiatry and Behavioral Sciences, Texas A&M University Naresh K. Vashisht College of Medicine, Bryan, TX, USA; 2Department of Psychiatry, University of Münster, Münster, Germany; 3Department of Psychiatry, University of Melbourne, Melbourne, VIC, Australia; 4The Florey Institute of Neuroscience and Mental Health, Parkville, VIC, Australia; 5Hospital Santa Creu i Sant Pau, Mental Health Research Group, Institut de Recerca Sant Pau, Universitat Autònoma de Barcelona, CIBERSAM, Barcelona, Spain; 6Department of Psychiatry, Medical University of Gdańsk, Gdańsk, Poland; 7GH Research, Dublin, Ireland; 8Parc Sanitari Sant Joan de Deu Hospital de Dia de Numancia, Barcelona, Spain; 9A-Shine SRO, Pilsen,Czechia; 10Psychedelic Research Group: Trinity College Dublin and Tallaght University Hospital, Dublin, Ireland; 11Department of Psychiatry, Tallaght University Hospital, Dublin, Ireland; 12Department of Psychiatry, University Hospital Galway, Galway, Ireland; 13Institut Neuropsychiatrické Péče, Praha, Czechia; 14Psyon s.r.o., Prague, Czechia; 15Mental Health Institute, Hospital del Mar, Barcelona, Spain; 16Neurosciences Research Group, Hospital del Mar Research Institute (IMIM), Barcelona, Spain; 17Department of Psychiatry and Department of Experimental and Health Sciences, Pompeu Fabra University, Barcelona, Spain; 18Centre for Biomedical Research in Mental Health (CIBERSAM), Madrid, Spain; 19Department of Psychiatry, Psychosomatic Medicine and Psychotherapy, University Hospital Frankfurt – Goethe University, Frankfurt am Main, Germany; 20Fraunhofer Institute for Translational Medicine and Pharmacology ITMP, Theodor-Stern-Kai 7, 60596 Frankfurt am Main, Germany; 21Department of Psychiatry, University of Texas Southwestern Medical Center, Dallas, TX, USA; 22Hospital Clinic de Barcelona, Institute of Neuroscience, University of Barcelona, IDIBAPS, CIBERSAM, Barcelona, Catalonia, Spain; 23Department of Psychiatry, University of Pennsylvania, Philadelphia, PA, USA; 24Corporal Michael J Crescenz Veterans Affairs Medical Center, Philadelphia, PA, USA

Abstract

Background: Treatment-resistant depression (TRD) is associated with reduced quality of life, impairment in psychosocial function, and higher burden of treatment compared with treatment-responsive major depressive disorder. Patients with TRD also experience a disproportionately higher rate of suicide. Thus, there is a significant unmet need for safe and effective therapies for TRD that do not exacerbate suicidal intent. In a Phase 2b trial, GH001, a synthetic form of mebufotenin (5-methoxy-N,N-dimethyltryptamine [5-MeO-DMT]) for pulmonary inhalation, was well tolerated and resulted in rapid and significant improvements in depressive symptoms. Here we describe the effects of GH001 on suicidal ideation and behavior in patients with TRD enrolled in the Phase 2b trial.

Methods: This trial (NCT05800860) included a 7-day, randomized, double-blind part (Part 1) and a 6-month open-label extension (OLE; Part 2). In Part 1, patients were randomized 1:1 to receive an individualized dosing regimen (IDR) of up to three escalating doses of GH001 (6, 12, and 18 mg) or placebo IDR on a single day with a 1-hour interval between doses. The criteria for administration of the second and third doses in the IDR were based on patients’ subjectively reported psychoactive effects, and the safety and tolerability at the previous dose level(s), according to the trial physician’s judgement. In Part 2, patients could receive up to five GH001 IDR re-treatments over 6 months as needed; criteria for re-treatment were based on Montgomery-Åsberg Depression Rating Scale (MADRS) score and safety and tolerability of the previous dose(s). Trial eligibility criteria excluded patients with suicidal ideation with intent (with items 4 or 5 on the Columbia-Suicide Severity Rating Scale [C-SSRS] endorsed) within the past year or at screening or baseline; those with suicidal behaviors or non-suicidal self-injury in the past year; and those with a clinical assessment of significant suicidal risk. C-SSRS scores were assessed at all visits during Parts 1 and 2 of the trial. The clinician-rated C-SSRS quantifies suicidal ideation and behavior through a semi-structured interview. In addition, MADRS item 10 provided further quantification of suicidal ideation at frequent timepoints throughout the trial. Results were analyzed descriptively.

Results: Eighty-one patients enrolled in the trial; 40 were randomized to GH001 IDR and 41 to placebo IDR in Part 1, and all transitioned directly into Part 2. Mean (SD) patient age was 42.8 (11.2) years, and 56.8% of patients were female. The number of patients with historic and current suicidal ideation were represented evenly across the GH001 and placebo groups; at screening, 21 patients (GH001, n=10; placebo, n=11) reported a lifetime history of suicidal ideation and 19 patients (GH001, n=8; placebo, n=11) reported suicidal ideation during the 12 months before screening, and at baseline, 14 patients reported current suicidal ideation via C- SSRS assessment (GH001, n=7; placebo, n=7). During Part 1, at Day 8, suicidal ideation without intent was reported for four patients in the GH001 group (all of whom had reported it at baseline) and seven patients in the placebo group (5/7 reported suicidal ideation at baseline). In Part 2 of the trial, the numbers of patients reporting suicidal ideation at all timepoints assessed during the trial were lower than that at baseline. The median (range) MADRS item 10 score was 0.0 (0 to 4) at baseline and the same at 6 months; median change from baseline (range) was 0.0 (−3 to 2) at 6 months. Across both trial parts, there were no treatment-emergent events of self- harm or suicidal behavior or of suicidal ideation with intent during follow-up. There was one treatment-emergent adverse event (TEAE) of suicidal ideation during Part 2 that was assessed as moderate in intensity, not classified as serious, and possibly related to GH001; this event lasted for 6 hours before resolving spontaneously. This TEAE was not accompanied by any changes in C-SSRS classification beyond the duration for which the thoughts occurred, and the patient did not report any further TEAEs of suicidal ideation during the trial.

Conclusion: In this double-blind, placebo-controlled trial with a 6-month OLE in patients with TRD, GH001 was not associated with treatment-emergent events of suicidal ideation with intent or behavior. These findings indicate that GH001 could potentially provide significant reductions in depressive symptoms without increasing the risk of suicide in patients with TRD.